NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

FF: TSXV
FFMGF: OTCQX

FIRST MINING INCREASES PRIVATE PLACEMENT
FROM $16 MILLION TO $27 MILLION

July 21, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce that, due to significant interest from investors, including institutional investors, the Company has decided to increase its previously announced non-brokered private placement financing to 33,750,000 units (“Units”) at a price of $0.80 per unit to raise gross proceeds of up to $27,000,000 (the “Private Placement”).

Each Unit will still consist of one common share of First Mining and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of First Mining at $1.10 for a period of 36 months from the date of closing of the Private Placement.

Keith Neumeyer, Chairman of First Mining, states: “We have received an incredible level of interest in our financing, and as a result, we have decided to increase the size of the financing to cater to orders from institutional and other investors. The response to our financing has been overwhelming, and even with this increase, we are still not able to accommodate all of the orders and interest from investors.”

Completion of the Private Placement remains subject to the approval of the TSX Venture Exchange. All securities issued in connection with the Private Placement will be subject to a statutory hold period of four months and one day from the date of closing of the Private Placement. The Company intends to use the proceeds of the Private Placement for potential future property acquisitions, economic studies and resource estimates on the Company’s current projects, and for general working capital and corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 28 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this news release relate to, among other things completion of the Private Placement. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the risk that the Company is not able to find suitable investors for the Private Placement or does not receive the approval of the TSX Venture Exchange. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.